NEWS RELEASE

North American Palladium Announces 2011 Guidance on Production, Capital Expenditures and Exploration Budgets

Palladium Production to Increase by 75%

All figures are in Canadian dollars except where noted.

Toronto, Ontario, January 20, 2011 – North American Palladium Ltd. (“NAP”) (TSX: PDL) (NYSE Amex: PAL) today released its operating guidance for palladium and gold production as well as its capital expenditure and exploration budgets for 2011.

Highlights:

•	Payable palladium production[1] from the Lac des Iles (“LDI”) mine to increase by approximately 75% from 95,100 ounces in 2010 to between 165,000 to 175,000 ounces in 2011;

•	Capital expenditures of $147 million on the LDI mine expansion;

•	Payable gold production[1] at the Sleeping Giant mine of 30,000 to 35,000 ounces;

•	Sleeping Giant mill to be expanded to 1,250 tonnes per day to process ore from NAP’s other nearby gold projects, at a cost of $7 million;

•
Exploration and development expenditures of $26 million at the Vezza gold project to advance the project to a production decision by year-end.  These expenditures will be reduced by estimated pre-production revenue of $8 million, for a net expenditure of $18 million; and

•	Significant exploration budget of $18 million in Ontario and Quebec to increase palladium and gold reserves and resources.

“Over the next two years, we plan to achieve our ambitious growth strategy to become a mid-tier precious metals producer by significantly increasing our palladium and gold production.  During this transition period, we will invest over a quarter of a billion dollars in our mine expansions, exploration, and the development of our gold properties, thereby creating significant value for our shareholders,” said William J. Biggar, President & CEO.

“We expect to see continued improvement in 2011 as we plan to increase our palladium production by approximately 75%, and to increase revenue from our Sleeping Giant mine, while advancing our gold division through the Sleeping Giant mill expansion and development of Vezza,” added Mr. Biggar.  “We are making good progress on the LDI mine expansion and have taken a number of necessary steps to modify the LDI mining sequence to establish the mine’s long term production platform.”

1 Payable production means the quantity of mineral produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

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Palladium Operations

Production and Cash Costs

Payable palladium production from the LDI mine for the year ended December 31, 2010, totaled 95,100 ounces, in line with NAP’s 2010 guidance.  It is anticipated that total cash costs per ounce2 for the year 2010 will be in the range of US$280 to US$300 per ounce (subject to audit).  During the year, the average palladium head grade at the mill was 6.1 grams per tonne with a palladium recovery of 81%.  More detailed disclosure of 2010 production numbers will be provided when the Company releases its fourth quarter and year-end results in late February.

For 2011, the Company forecasts that the LDI mine will produce between 165,000 to 175,000 ounces of payable palladium, comprised of 10,000 ounces from the Offset Zone and the balance from the Roby Zone and surface stockpiles.  The Company expects the combined palladium head grade at the mill to average 4.4 grams per tonne, with a mill recovery of 80%.

The production guidance for 2011 has been particularly influenced by the following two factors:

1.	Offset Zone Development Ramp

The third-party scoping study for the Offset Zone expansion (see August 16, 2010 news release) projected pre-commercial production from the development ore in the Offset Zone of 78,000 ounces in the fourth quarter of 2011, which has now been deferred into 2012 due to a three-month delay in advancing the development ramp.  A fourth development crew is being added and management does not anticipate any further delays in the ramp development.

The three-month delay in ramp development is expected to shift initial production from the shaft from the third quarter of 2012 to the fourth quarter of 2012.

2.	Roby Zone Mining Plan

To achieve a seamless transition from Roby Zone mining to Offset Zone mining, management plans to modify the mining sequence of the remaining reserves of the Roby Zone in 2011, and augment production by processing lower grade ore from surface stockpiles to take advantage of the favourable price environment.  This will give the Company more time to focus on Offset Zone development work and to continue evaluating potential Roby Zone extensions. This scenario results in a lower average head grade per tonne being processed by the mill, and higher cash costs per ounce.

Beyond 2011, payable palladium production is expected to be as follows:

Year	Payable Palladium Production Forecast
2012	190,000 – 200,000 ounces
2013	200,000 – 220,000 ounces
2014	220,000 – 240,000 ounces
2015 & Onwards	In excess of 250,000 ounces

2 Total cash costs per ounce is a non-GAAP measure.  For reconciliation of historical total cash costs per ounce to production costs, please refer to the Company’s financial statements.

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Preliminary estimates at this juncture show that the Offset Zone resources are growing; this growth is not reflected in the current guidance.  In addition, it is important to recognize that this guidance does not include any production from the three new zones at LDI (Cowboy, Outlaw and Sheriff), which could contribute to production beginning in 2013.  The Company plans to further define these zones through continued drilling in 2011 and 2012.

Due to the lower average head grade per tonne being processed by the mill, cash costs per ounce are expected to be in the range of US$340 to US$370 in 2011.  Cash costs are expected to be higher during the first half of the year due to seasonal trends that impact operating costs, such as increased use of propane during the winter season.  Cash costs per ounce are presented net of byproduct credits and can be materially affected by changes in byproduct metal prices, as well as the Canadian/US dollar exchange rate.  The 2011 guidance assumes: US$1,350/oz Au, US$1,650/oz Pt, US$3.75/lb Cu, US$10.00/lb Ni and an exchange rate of 1.00.

Once the mining rate is increased to 5,500 tonnes per day in the first quarter of 2015 (a shift of one quarter from the scoping study due to the ramp delay), cash costs are expected to decline to less than US$150 per ounce.

Capital Expenditures

The Company estimates capital expenditures at LDI of approximately $147 million in 2011, comprised as follows:

Capital Expenditures	2011
Definition drilling	$2.3 M
Ramp, infrastructure & service development	$22.4 M
Surface, shaft and service facilities	$64. 9 M
Mining & surface equipment	$14.3 M
Engineering, services & project management	$25.4 M
Subtotal	$129.3 M
Contingency (13.7%)	$17.7 M
Total	$147.0 M

Development work in 2011 will be focused on:
•	Completing the shaft and ventilation raise bore;
•	Installing adequate ventilation at surface and underground;
•	Advancing the ramp towards the 4570 mine level;
•	Developing the 4790 mine level;
•	Constructing the head frame, hoist room and substation; and
•	Installing the hoists.

Photographs of the mine expansion development work currently underway are available online at NAP’s website at www.nap.com.

Exploration

Following the exploration success achieved in the past two years, NAP will continue to invest in exploration to expand the reserves and resources at LDI and to identify new targets.  In 2011, the Company plans to spend $8.8 million on palladium exploration, comprised of 32,000 metres of drilling, of which 25,000 metres will be at the LDI mine, and 7,000 metres at NAP’s other nearby properties.

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The main focus of the exploration program will be continued underground exploration at LDI targeting the Offset Zone, as well as the three new zones that have not yet been included in the mine economics: the Cowboy, Outlaw and Sheriff zones.  The program will be focused on defining the upper extension of the Offset Zone for mine planning, as well as testing the extension of the Offset Zone mineralization north, south, down-dip, and up-dip towards surface.

More specifically, the program is expected to include:
•	Three underground drills on the Offset Zone (10,000 metres of infill drilling);
•
Two surface drills – one directional drill on the Offset Zone (6,000 metres) and one drill on surface targeting the Sheriff Zone (4,500 metres) and other zones (1,500 metres of directional drilling), plus 3,000 metres on the north and south rim; and

•	Prospecting, trenching and sampling on the north and south rim.

“The primary objective of the 2011 exploration program will be to better delineate the shape and extension of the Offset Zone, and gain a better understanding of the new zones which have potential to positively impact the mine’s economics,” said Michel Bouchard, Vice President, Exploration and Development.  “With the development ramp now giving us access to better drilling angles, this year’s exploration program at LDI should be as significant as 2010 but much more cost effective.”

In addition to NAP’s wholly-owned 30,000-acre land package surrounding LDI, the Company has an option to acquire 100% of the Legris Lake PGM property (located adjacent to the south east portion of LDI), as well as the Moose Calf and Kukkee gold properties west of Thunder Bay.

The remainder of the budget will include:
•	Legris Lake: 3,000 metres of drilling and trenching;
•	Moose Calf: 2,000 metres of drilling and trenching; and
•	Kukkee: 2,000 metres of drilling and trenching.

Gold Operations

Production and Cash Costs

Payable gold production from the Sleeping Giant mine for the year ended December 31, 2010,    totaled 17,550 ounces, in line with NAP’s recent guidance.  It is anticipated that total cash costs per ounce for the year 2010 will be in the range of US$1,550 to US$1,575 per ounce (subject to audit).  For the year, the average gold head grade at the mill was 5.9 grams per tonne, with gold recovery of 96%.  More detailed disclosure of 2010 production numbers will be provided when the Company releases its fourth quarter and year-end results in late February.

For 2011, the Company forecasts production in the range of 30,000 to 35,000 ounces of payable gold at the Sleeping Giant mine.   The Company expects to see an improvement in the average gold grade to 8.09 grams per tonne, with gold recovery of 96.5%. Mining will be focused on the areas around the 975 elevation and above.  The Company expects to increase the number of stopes over the course of the year.

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While the development work at depth continues and mining remains confined to stopes mined by the previous operator, cash costs are expected to remain high into the first part of 2011, but will reduce during the year to average approximately US$1,200 to US$1,300 per ounce.

The mine shaft deepening is expected to be completed in the second quarter of 2011, following which development work will commence on the three new mining levels.  This will allow the Company to follow the continuity trends at depth of the higher grade zones that have historically fed the mill.

In 2012, with mining taking place at the newly developed levels at depth, the Company expects Sleeping Giant to produce in the range of 40,000 to 50,000 ounces per year, at cash costs in the range of US$700 to US$750 per ounce.

Capital Expenditures

Capital expenditures at the Sleeping Giant mine are expected to amount to $11.2 million, of which approximately $5 million will be to complete the shaft sinking, $4.8 million for underground development, and $1.3 million for equipment.

As part of NAP’s growth strategy for its gold division, during 2010 the Company initiated an expansion study for Sleeping Giant’s mill, which has the potential to serve NAP’s other gold projects in the Abitibi region.  For a capital cost of approximately $7 million, in 2011 NAP will expand the mill beyond its current capacity of 900 tonnes per day to 1,250 tonnes per day.  The expansion is planned to commence in February and is expected to be completed in September.  No significant interruption is expected to result from the mill expansion activities.

The expanded mill will be engineered in advance to accommodate a further expansion to 1,750 tonnes per day should the development of NAP’s other gold projects require additional mill capacity.  The cost of such further expansion is currently estimated at $3 million and would result in minimal disruptions of the mill activities.

Vezza Gold Project Development

During 2011, the Company will continue to advance the Vezza gold project (through exploration and development) towards a production decision by year-end.  Capital expenditures for Vezza in 2011 are estimated at $26 million, which will be reduced by estimated pre-production revenue of $8 million, for a net expenditure of $18 million.

Vezza is an advanced-stage exploration project within trucking distance to the Sleeping Giant mill.  The project already has power at site, a three-compartment shaft with four underground levels down to a depth of 741 metres, a 10-foot hoist, and surface and pollution control infrastructure. The project is estimated to have 288,000 contained ounces of gold in the measured and indicated categories (1,517,000 tonnes grading 5.9 grams per tonne gold) and an additional 121,000 contained gold ounces in the inferred category (754,000 tonnes grading 5.0 grams per tonne gold), (NI 43-101 report, dated February 23, 2010). The deposit was subject to extensive surface and underground exploration and development from 1995 to 1998 by its previous owner.

The Company is currently dewatering the shaft and underground drifts to conduct underground diamond drilling.  The results from the proposed 2011 exploration and development program will allow the Company to better evaluate the project before making a production decision by year-end.

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If a positive production decision is made on Vezza, it is expected that commercial production could begin in early 2012.  With the Sleeping Giant mill expanded to 1,250 tonnes per day (where Vezza’s ore would be trucked), Vezza could produce 39,000 ounces of gold annually at a mining rate of 750 tonnes per day, at estimated cash costs per ounce of US$700.

An internal scoping study demonstrated that the Vezza project has strong economics and potential returns, with a three-year payback period:

Gold Price:	Undiscounted Cash Flow	NPV at 5% Discount	IRR (pre-tax)
US$1,200/oz	$78 M	$53 M	38%
US$1,300/oz	$134 M	$96 M	58%

Exploration

In 2011, the Company plans to spend $9.1 million on gold exploration, comprised of 49,000 metres of drilling, of which 26,500 metres will be at Sleeping Giant, and 22,500 metres at NAP’s other gold properties.

The primary focus of the exploration activities will be the Sleeping Giant mine, where the Company continues to infill drill on a tighter grid to achieve greater certainty on the grades.  Three to four underground drills are planned to target the zones below the 975 mine level and the new levels which will be accessible once the shaft deepening is completed.  The program includes 25,000 metres of underground extensional drilling and 1,500 metres of surface drilling, as well as IP surveys and RC drilling.

The gold division exploration budget also includes:
•	Flordin: 4,500 metres of drilling to evaluate open pit potential, permitting and bulk sampling;
•	Discovery: 8,000 metres of drilling targeting the extension of the 1200E Zone, as well as permitting;
•	Dormex: 2,400 metres of drilling, IP surveys and RC drilling;
•	Laflamme: 2,400 metres of drilling and ground geophysics; and
•	Cameron Shear: 1,800 metres of directional drilling, ground geophysics, and claims and option payment.

Capital Resources and Liquidity

NAP continues to have a strong balance sheet, which gives the Company the financial strength to invest in LDI’s mine expansion and other development and exploration activities. As at the end of the third quarter on September 30, 2010, the Company had approximately $114 million in cash on hand and no long-term debt.

On January 14, 2011, the Company received proceeds of approximately $39 million from the early exercise of the Series A warrants.

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The cash flow from LDI and Sleeping Giant, together with the Company’s cash reserves and credit facilities (which remain undrawn), are expected to be sufficient to meet the 2011 requirements.

Upcoming Milestones

•	Gold division exploration update on the results from the 2010 drill campaign, expected in Q1, 2011;

•	LDI exploration update on the upper part of Offset Zone definition drilling, expected in Q1, 2011;

•	Updated resource estimate for LDI and Sleeping Giant, expected in early Q2, 2011; and

•	Updated resource estimate for Vezza, Discovery and Flordin gold projects, expected in Q2, 2011.

Conference Call & Webcast Details

Management will host a conference call and a live webcast for analysts and investors on Friday, January 21, 2011 at 10:00 a.m. ET to discuss the Company’s guidance for the year.  The details for the conference call and webcast are as follows:

Date:	January 21, 2011
Time:	10:00 a.m. ET
Webcast:	www.nap.com
Dial in:	416-695-6616 or 1-800-766-6630
Replay:	905-694-9451 or 1-800-408-3053
Replay Passcode:	3050827

Those participating by telephone are invited to download a copy of the slide presentation from the Company’s website.  The conference call replay will be available until February 3, 2011. An archived audio webcast of the call will also be posted to NAP’s website.

Technical Information and Qualified Person

This press release and the Vezza scoping study were prepared under the supervision of Michel Bouchard, P.Geo., Vice President, Exploration and Development for NAP, who is a Qualified Person as defined by National Instrument 43-101.

The scoping study is preliminary in nature and includes measured, indicated and inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable such resources to be categorized as mineral reserves. There is no certainty that the preliminary economic assessment will be realized.

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About North American Palladium

NAP is a Canadian precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions.  The Company’s flagship mine, Lac des Iles, is one of the world’s two primary palladium producers. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both its Lac des Iles and Sleeping Giant mines, and a number of exploration projects.  NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7590 Ext. 7226
Email: camilla@nap.com

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources
This press release uses the terms “Measured”, “Indicated” and/or “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Cautionary Statement on Forward Looking Information
Certain information included in this press release, including any information as to our future production, exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements, including future-oriented financial information, are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that operations at the Lac des Iles and Sleeping Giant mines may not proceed as planned, that other properties may not be successfully developed, and that metal prices, foreign exchange assumptions and operating costs may differ from management’s expectations. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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